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                              ARMOR HOLDINGS, INC.
                           1400 Marsh Landing Parkway
                                    Suite 112
                             Jacksonville, FL 32250

                                                                 August 21, 2001

The Kroll-O'Gara Company
O'Gara-Hess & Eisenhardt Armoring Company
The O'Gara Company
O'Gara Security Associates, Inc.
900 Third Avenue
New York, NY  10022

Dear Sirs,

         Reference is made to the Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of April 20, 2001, as amended, by and among The Kroll-O'Gara Company, an Ohio corporation (the "Seller"), O'Gara-Hess & Eisenhardt Armoring Company, a Delaware corporation ("OHEAC"), The O'Gara Company, an Ohio corporation ("O'Gara Company"), O'Gara Security Associates, Inc., an Ohio corporation ("OSA" and, together with OHEAC and O'Gara Company, the "Companies"), Armor Holdings, Inc., a Delaware corporation ("AHI"), and Bengal Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of AHI ("Purchaser"). Capitalized terms used, but not defined herein, shall have the respective meanings ascribed to them in the Stock Purchase Agreement.

         This letter sets forth our understanding with respect to the modification of the Stock Purchase Agreement in connection with the consummation of the transactions contemplated thereby as follows:

         1. SARL Essonne Securite. Notwithstanding the provisions of Section 7.15(e) of the Stock Purchase Agreement, (i) the Seller shall not cause O'Gara-Hess & Eisenhardt France S.A. to transfer its ownership interest in SARL Essonne Securite to the Seller or its designee prior to the Closing and (ii) SARL Essonne Securite shall remain a subsidiary of O'Gara-Hess & Eisenhardt France S.A. following the Closing. As used in the Stock Purchase Agreement, the term "Transferred Company Subsidiaries" shall not include SARL Essonne Securite. The last sentence of Section 4.5 is hereby deleted from the Stock Purchase Agreement.

         2. Minimum Tangible Net Assets. The Minimum Tangible Net Assets Requirement is hereby reduced by $1,500,000 to $35,892,000.

         3. TACOM. In connection with the provisions of Section 2.3(f)(i) of the Stock Purchase Agreement, prior to the Closing, the Companies will reduce the amount

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of the account receivable from United States Tank Automotive Command set forth on its books and records by $804,000. The parties acknowledge and agree that the Purchase Price shall be reduced by an amount equal to $804,000.

         4. Letter of Credit with respect to Brazilian and Philippines Tax Liabilities. In lieu of the adjustment to the Purchase Price required pursuant to Sections 2.3(f)(iii) and (iv) of the Stock Purchase Agreement, the Seller shall cause KeyBank, National Association to establish in favor of AHI a letter of credit in the amount of $1,500,000 in the form attached hereto as Exhibit A.

         5. Subsidiary Guaranty. The Seller represents and warrants to AHI and the Purchaser that the only Subsidiaries of the Seller which will not sign the Subsidiary Guaranty Agreement, dated the Closing Date, in favor of AHI and the Purchaser are Subsidiaries of the Seller, after giving effect to the Closing under the Stock Purchase Agreement, that do not possess assets with a fair market value in excess of $100,000.

         6. Transfer of Aircraft Lease. The Seller represents and warrants that the assignment from OHEAC to the Seller of all of OHEAC's Assignor's right, title and interest under and in the Aircraft Lease, dated February 13, 1995, as amended, relating to a used 1970 Gulfstream GII, model 1159, s/n 97, N930SD, with 2 Rolls Royce Spey 511-8 Engines, Serial Numbers (LE) 8710 and (RE) 8712 (the "Lease"), has transferred from OHEAC and vested in the Seller all of such right, title, and interest in and all liabilities under the Lease.

         7. Russian Subsidiaries. (a) Notwithstanding the provisions of Section 6.2(x) and 7.9 of the Stock Purchase Agreement, O'Gara-Hess & Eisenhardt CIS, O'Gara Security Systems, Inc., and O'Gara Laura Automotive (Russia) (the "Russian Companies") shall not transfer the Russian Licenses to a designee of the Purchaser and the Russian Licenses shall not be terminated at or prior to Closing. The Russian Companies shall continue to operate and do business but shall, commencing within ten days following the closing, to the extent permitted by law, sell products and services under a brand name, and otherwise conduct all business operations under an assumed name, that does not include "O'Gara" or words similar to or susceptible to confusion with "O'Gara". No later than 9 months after the date hereof the Seller shall cause the Russian Companies to (i) cease operations, (ii) cancel the Russian Licenses, or (iii) obtain a new license to conduct their business in Russia and cancel the Russian Licenses. Once the new licenses have been granted, the Russian Licenses shall be terminated as soon as reasonably practical thereafter. The Seller agrees that if none of actions (i), (ii) or (iii) set forth in the third sentence of this paragraph 7(a) has been completed within nine months after the Closing Date, the Seller shall pay to AHI $100,000 for each 90 day period ending after such 9 month period until such time as one of actions (i), (ii) or (iii) set forth in the third sentence of this paragraph 7(a) has been satisfied. Such payment shall be made in immediately available funds to AHI on the 90th day of each such period. In addition to, and not in limitation of, the indemnification provided for in Section 5.3(a)(iv) of the Stock Purchase Agreement, the Seller and each of the Russian Companies shall indemnify and hold harmless AHI, the Purchaser, and the Companies against any Losses arising out of, relating to, resulting from or caused (whether in whole or in part) by any

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transaction, event, condition, occurrence or situation in any way relating to the operation of the Russian Companies and their Subsidiaries, including operating under the Russian Licenses and/or under the name "O'Gara".

              (b) Prior to the completion of the change of control of the Russian Companies, the Seller shall permit the Purchaser to inspect the facilities of the Russian Companies during reasonable business hours on reasonable notice.

         8. Indemnification with Respect to the Registration Statement. Section 7.13(c) of the Stock Purchase Agreement is hereby amended by adding immediately following the phrase "The Seller shall indemnify and hold harmless AHI" the words "and each person, if any, who controls AHI within the meaning of the Securities Act." Section 7.13(c) of the Stock Purchase Agreement is further hereby amended by adding immediately following the phrase "AHI shall indemnify and hold harmless the Seller" the words "and each person, if any, who controls the Seller within the meaning of the Securities Act." In the event AHI files after the date hereof any report under Section 13 of the Exchange Act (a "34 Act Report") which is incorporated by reference into the registration statement prior to the sale of all of the Consideration Shares under the Registration Statement, AHI shall, to the extent reasonably practicable, before such filing, afford to executive management of the Seller and Seller's legal counsel and independent auditors (each a "Reviewing Party") reasonable access to executive management of AHI, and such information regarding the business, assets, properties and financial condition of AHI as any Reviewing Party shall reasonably request, solely for the purpose of permitting the Seller to perform its due diligence review of such 34 Act Report to satisfy its obligations under the Securities Act. Notwithstanding the foregoing, no such access shall be provided to any Reviewing Party unless Seller executes and delivers to AHI any agreement reasonably requested by AHI pursuant to which it is obligated to maintain the confidentiality of the information any Reviewing Party is given access to and not to use such information other than for the purpose set forth in this Section 8. If, prior to the sale of all of the Consideration Shares under the Registration Statement, any event shall have occurred as a result of which the Registration Statement as amended or supplemented would contain an untrue statement of a material fact or omit to state any material fact necessary in order to make the statement therein in light of the circumstances under which they made not misleading AHI shall (i) notify the Seller of the occurrence of such and (ii) use its commercially reasonable efforts to file as soon as reasonably practicable with the Commission any amendment to the Registration Statement so that the Registration Statement no longer contains such untrue statement or omission. The Seller will comply with applicable law in all material respects in connection with sales it directs of the Consideration Shares.

         9. MCI Contract. Each of the Companies agrees to pay, in accordance with the normal payment procedures currently in effect, any charges billed to it under the Special Customer Arrangement for MCI Worldcom On-Net Services (the "MCI Agreement"), dated September 8, 1999, between the Seller and MCI Telecommunications Corporation ("MCI"); provided, that each such Company shall have the right to review and approve such charges and to withhold payment of such charges in

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the event of a good faith dispute. The Seller agrees not to amend or terminate the MCI Agreement for so long as the Companies are paying, or in good faith disputing, the charges in accordance with the previous sentence. The Companies acknowledge that the MCI Agreement terminates in accordance with its terms in October 2001.

         10. Assets of Philippines Companies. (a) Section 7.15(d) of the Stock Purchase Agreement is deleted in its entirety and in lieu thereof is inserted the following: "Prior to the Closing Date, the Seller shall cause OHEAC to transfer to the Seller or its designee The Kroll-O'Gara Company (Phils.), Inc. ("K-O Phils") and O'Gara Philippines, Inc. (together with, K-O Phils, the "Philippines Companies)." Such transfers shall be "Company Subsidiary Transfers," as used in the Stock Purchase Agreement and each of such companies shall be deemed a "Transferred Company Subsidiary," as used in the Stock Purchase Agreement. For purposes of Article IV of the Stock Purchase Agreement, K-O Phils shall be deemed a Company Subsidiary.

              (b) The Seller shall cause K-O Phils to sell and transfer to a designee of AHI simultaneously with the closing of the Stock Purchase Agreement, all of the assets set forth on balance sheet, dated June 30, 2001, of K-O Phils (the "K-O Phils Balance Sheet") and all assets thereafter acquired, less any assets disposed of, by K-O Phils in the ordinary course of business, and a designee of AHI shall assume all of the liabilities set forth on the K-O Phils Balance Sheet and all liabilities thereafter incurred by K-O Phils in the ordinary course of business pursuant to a deed of assignment in a form reasonably acceptable to AHI, the Purchaser, and the Seller (the "Deed of Assignment").

              (c) The parties acknowledge and agree that the adjustment to the Purchase Price set forth in Section 2.3(f)(iii) of the Stock Purchase Agreement shall not be made and that liabilities set forth on Schedule 2.3(f) to the Stock Purchase Agreement shall remain liabilities of the Philippines Companies.

              (d) From and after the Closing Date, the Philippines Companies will not conduct any operations in the Philippines other than the liquidation of the Philippines Companies. None of the Seller, the Philippines Companies, nor their Affiliates shall use the name "O'Gara", or words similar to or susceptible to confusion with "O'Gara", for any trade or business in the Philippines. Notwithstanding Section 7.9 of the Stock Purchase Agreement, Seller will use its commercially reasonable efforts to change the names of the Philippines Companies as soon as reasonably practicable, but in no event later than 30 days after the Closing Date. Seller shall indemnify and hold harmless AHI, the Purchaser and the Companies against any Losses arising out of, relating to or resulting from the Philippines Companies continuing to use the name "O'Gara", or words similar to or susceptible to confusion with "O'Gara", or from the failure to change the name of one or both of the Philippines Companies.

         11. O'Gara France S.A.; O'Gara-Hess & Eisenhardt Armoring Company Limited. AHI and the Purchaser acknowledge that on the Closing Date the Republic of Ireland will hold one outstanding share of the capital stock of O'Gara France S.A, which share was transferred to it upon the dissolution of O'Gara-Hess & Eisenhardt Armoring Company Limited ("O'Gara Ireland"). The Seller agrees to use commercially reasonable

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efforts to cause, as soon as possible but in no event later than the first anniversary after the date hereof, O'Gara Ireland to be reinstated as an active company and, following such reinstatement or otherwise, to cause O'Gara Ireland to transfer such outstanding share of capital stock of O'Gara France S.A. to OHEAC or its designee as soon as possible under applicable law. The Seller hereby indemnifies AHI, the Purchaser, and OHEAC, and each of their respective affiliates, successors, and assigns against any and all Losses arising out of, relating to, or resulting from the failure of OHEAC to own all of the outstanding shares of the capital stock of O'Gara France S.A.

         12. Amendments to Schedules. The Schedules to the Stock Purchase Agreement are hereby amended as follows:

              (a) Schedule 4.1(a) is amended to provide that O'Gara Security Associates, Inc. was incorporated in the State of Ohio and that OHEAC is qualified to do business in New York, Ohio and Massachusetts.

              (b) Schedule 4.1(b) is amended to provide that item 13 is The Kroll-O'Gara Company (Philippines), Inc., a Philippines corporation.

              (c) Schedule 4.16(b) is amended to remove item 4 thereof.

              (d) Section 4.10(a) is amended to provide that OHEAC has 13,517 shares of common stock, no par value, issued and outstanding and owned by the Seller.

         13. Representations and Warranties. Each party represents and warrants to the others that (i) it has all necessary corporate power and authority to enter into this letter agreement and to perform its obligations hereunder; (ii) this letter agreement has been duly executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with the terms of this letter agreement, except as limited by bankruptcy, insolvency, or other laws relating to the enforcement of creditor's rights and by general principles of equity; and (iii) the execution, delivery and performance of this letter agreement does not and will not, conflict with any law, regulation, court order, or judgment applicable to it, violate its Charter or By-laws, or result in any breach or default under, require the consent under, or give to others any rights of termination or acceleration of any right or obligation of it.

              The representations, warranties and covenants contained herein and in the Deed of Assignment with respect to the transfer of the assets of K-O Phils to Armor's designee shall be deemed representations, warranties and covenants made under the Stock Purchase Agreement and are entitled to the benefits of the Stock Purchase Agreement, including without limitation Article V.

         14. Securify, Inc. Prior to the Closing Date, the Seller shall cause OHEAC to transfer to the Seller or its designee all of its interest in Securify, Inc. The foregoing transfer shall be a "Company Subsidiary Transfer" as used in the Stock Purchase Agreement, and Securify, Inc. shall be a "Transferred Company Subsidiary" as used in the Stock Purchase Agreement.

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         15. Letter of Credit. Reference is made to Section (1) (B) of Exhibit B to the Letter of Credit to be issued by KeyBank National Association for the benefit of AHI at the Closing in the form attached hereto as Exhibit A. AHI agrees that it will no longer have any right to cash or renew the letter of credit after the earlier of (i) August 21, 2008 or (ii) the date Seller has no further indemnity obligations under the Stock Purchase Agreement with respect to the Brazilian Tax Related Losses, the tax issues identified on Schedule 2.3(f) of the Stock Purchase Agreement, as amended, and the letter agreement dated as of August 21, 2001 between AHI and Seller with respect to certain liabilities related to leases with Jacom. Until such letter of credit is delivered by KeyBank to AHI, AHI has the right to cause a hold back of $1.5 million from the proceeds of the sale of the Consideration Shares in the brokerage account maintained by Seller with Wm Smith Securities Incorporated by delivering a letter in the form attached hereto as Exhibit B.

         16. Indemnity. Section 5.3(a) of the Stock Purchase Agreement is hereby amended by adding after item (viii) the following "(ix) any liability with respect to any item set forth on Schedule 2.3(f), (x) any liability arising out of the dissolution or reinstatement of O'Gara Ireland" and item (ix) shall be renumbered item (xi).

         17. Broker's Fees. As used in Schedule 2.6 to the Stock Purchase Agreement, "net proceeds" shall include the Commissions.

         18. Consideration Shares. The parties agree that the number of shares of AHI Common Stock which shall be delivered at the Closing shall be 1,009,422 shares of AHI Common Stock.

         19. Miscellaneous.

              (a) References to Agreement. On and after the date hereof, each reference in the Stock Purchase Agreement to "this Agreement", "hereunder", "hereof", "herein" or words of like import referring to the Stock Purchase Agreement shall mean and be a reference to the provisions of the Stock Purchase Agreement as amended hereby.

              (b) No Other Changes. Except as specifically amended by this letter agreement, the Stock Purchase Agreement shall remain in full force and effect in accordance with its terms.

              (c) Notices. Any notice, demand, claim or other communication under this letter agreement shall be in writing and shall be deemed to have been given upon the delivery, mailing or transmission thereof, as the case may be, if delivered personally or sent by certified mail, return receipt requested, postage prepaid, or sent by facsimile or prepaid overnight courier to the parties at the following addresses (or at such other addresses as shall be specified by the parties by like notice):

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If to the Seller:                      If to AHI or the Purchaser:

c/o Kroll Associates                   1400 Marsh Landing Parkway
900 Third Avenue                       Suite 112
New York, NY  10022                    Jacksonville, FL  32250
Attn.: President                       Attn.: President
Facsimile: (212) 308-0951              Facsimile: (904) 741-5400

with a copy to:                        with a copy to:

Kramer Levin Naftalis & Frankel LLP    Kane Kessler, P.C.
919 Third Avenue                       1350 Avenue of the America
New York, New York 10022               26th Floor
Attn.: Peter S. Kolevzon, Esq.         New York, New York 10019
Facsimile: (212) 715-8000              Attn.: Robert L. Lawrence, Esq.
                                       Facsimile: (212) 245-3009

              (d) Headings; Construction. The section and other headings contained in this letter agreement are for reference purposes only and shall not affect the meaning or interpretation of any provisions of this letter agreement. Any reference in this letter agreement to a section, exhibit or schedule shall, unless otherwise expressly indicated, refer to a section of or an exhibit or schedule to this letter agreement.

              (e) Governing Law; Jurisdiction and Venue. This letter agreement has been entered into and shall be construed and enforced in accordance with the laws of the State of New York without reference to the choice of law principles thereof. This letter agreement shall be subject to the exclusive jurisdiction of the state or federal courts sitting in New York County, New York. The parties to this letter agreement agree that any breach of any term or condition of this letter agreement shall be deemed to be a breach occurring in the State of New York by virtue of a failure to perform an act required to be performed in the State of New York and irrevocably and expressly agree to submit to the jurisdiction of the United States District Court for the Southern District of New York or courts of the State of New York for the purpose of resolving any disputes among the parties relating to this letter agreement or the transactions contemplated hereby. The parties irrevocably waive, to the fullest extent permitted by law, any objection which they may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this letter agreement, or any judgment entered by any court in respect hereof brought in New York County, New York, and further irrevocably waive any claim that any suit, action or proceeding brought in New York County, New York has been brought in an inconvenient forum. The parties hereto agree to service of process by certified or registered United States mail, postage prepaid, addressed to the party in question.

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              (f) Further Assurances. The parties hereto shall deliver any and all other instruments or documents reasonably requested by the other party in order to give effect to all of the terms and provisions of this letter agreement.

              (g) Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.

                [Remainder of this page intentionally left blank]

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         If the foregoing accurately reflects our agreements, please so indicate by signing a copy of this letter agreement and returning it to the undersigned.


                                       Sincerely,

Armor Holdings, Inc.                   Bengal Acquisition Corp.

By:____________________________        By:____________________________
   Name:_______________________           Name:_______________________
   Title:______________________           Title:______________________

ACCEPTED AND AGREED:
The Kroll-O'Gara Company               O'Gara-Hess & Eisenhardt Armoring Company

By:____________________________        By:____________________________
   Name:_______________________           Name:_______________________
   Title:______________________           Title:______________________

The O'Gara Company                     O'Gara Security Associates, Inc.

By:____________________________        By:____________________________
   Name:_______________________           Name:_______________________
   Title:______________________           Title:______________________

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